Exhibit 99.1

NICE Actimize, Recognized as the RiskTech100® Financial Crime Risk
Management Category Winner for the 2nd Year in a Row, Ranked Top
Ten in 2017 Chartis RiskTech100®

This year’s RiskTech 100® rankings focused on solutions, industry segments and success factors

Hoboken, NJ – December 1, 2016 – NICE Actimize, a NICE (Nasdaq:NICE) business and the industry's largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, has been recognized by Chartis as the single category leader for Financial Crime Risk Management (FCRM) in its recently released 2017 RiskTech100® rankings. In addition, NICE Actimize was ranked #10 in the comprehensive list of Top 100 global vendors in risk and compliance technology. Chartis, part of Incisive Media group which includes leading media brands such as Risk and Waters Technology, is a leading provider of research and analysis on the global market for risk technology.

“To compete successfully in the rapidly changing risk technology marketplace, vendors need suitable product, technology and business strategies,” said Peyman Mestchian, Managing Partner at Chartis. “New and innovative vendors are finding creative solutions to complex risk management problems, applying artificial intelligence, advanced natural language processing, Big Data infrastructures, and robotic process automation to a variety of compliance activities.”

The Chartis RiskTech100® ranking assessment criteria comprise six equally weighted categories: functionality, core technology, strategy, customer satisfaction, market presence and innovation. This year’s RiskTech 100® rankings focused on solutions, industry segments and success factors. The RiskTech100® only includes companies that sell their own risk management software products and solutions.

“In this highly competitive market, we are pleased to be ranked as a market leader in financial crime risk management,” said Joe Friscia, president of NICE Actimize. “We are unique from the competition in being market-driven and laser-focused on financial crime and compliance, creating technologies to meet and anticipate market demands that reduce operational risk and lower costs for our customers. We enable our clients to tackle their financial crime needs in a unified manner.”

According to the report, expenditures on risk technology reveal an interesting trend – a shift from “knee-jerk” risk IT investment to “smart” investment within the past 12 months.

About Chartis
Chartis is the leading provider of research and analysis on the global market for risk technology and is part of Incisive Media which has market leading brands such as Risk and Waters Technology. Chartis' goal is to support enterprises as they drive business performance through better risk management, corporate governance and compliance and to help clients make informed technology and business decisions by providing in-depth analysis and actionable advice on virtually all aspects of risk technology.

RiskTech Quadrant®, RiskTech100® and FinTech QuadrantTM are registered trademarks of Chartis Research (http://www.chartis-research.com).

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-917-545-1107
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.